===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,       February                                      2006
                        -------------------------------        ----------------
Commission File Number  000-14620
                        -------------------------------        ----------------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                          Form 40-F      X
                            ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                 No            X
                       ------------------                  ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press Release dated February 20, 2006.

                                                                  DOCUMENT 1


[GRAPHIC OMITTED]


For Immediate Release                                       February 20, 2006



TORONTO, ONTARIO, February 20, 2006 - Crystallex International Corporation (the "Corporation") (TSX: KRY) (AMEX: KRY) announced today that, subject to receipt of all necessary regulatory and stock exchange approvals, it has agreed to amend the terms of the non-transferable common share purchase warrants issued to a non-insider of the Corporation on February 1, 2006 (the "Warrants") in connection with the completion of a non-brokered private placement of 10,799,000 units (the "Units") at a purchase price of US$2.90 per Unit. Pursuant to applicable policies of the Toronto Stock Exchange the amendment to the Warrants will become effective as of March 6, 2006. The purpose of the amendment to the Warrants is to reflect the original investment intent of the purchaser of the Units.

Pursuant to the amendment to the Warrants, the holder will be entitled on the Exercisable Date (as defined below) to purchase an aggregate of 12,250,000 common shares in the capital of the Corporation at a purchase price of US$4.25 per share. Prior to the amendment, the holder would have been entitled to acquire an aggregate of 16,330,000 common shares in the capital of the Corporation at a purchase price of US$4.50 per share on the Exercisable Date.

The Warrants are exercisable for a period of 18 months commencing on the date (the "Exercisable Date") which is the later of: (i) April 4, 2006; and (ii) 45 days following the receipt of the Permit for the Corporation's Las Cristinas Project in Venezuela. The Warrants will become immediately exercisable by the holder in certain events including the announcement of any transaction which would result in a change in control of the Corporation or the Corporation's interest in the Las Cristinas Project.

As a result of the amendment to the terms of the Warrants, the purchaser of the Units will beneficially own or have the right to acquire on the Exercisable Date (including the 10,799,000 common shares previously acquired on the purchase of the Units) up to an aggregate of 23,049,000 common shares of the Corporation representing approximately 9.9% of the issued and outstanding common shares. The Corporation has been advised by the purchaser of the Units that it does not have any present intention of acquiring ownership or control over any additional securities of the Corporation.

The Corporation plans to use the net proceeds from the exercise of the Warrants to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes.

The securities discussed in this release have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at:
                           info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CRYSTALLEX INTERNATIONAL CORPORATION
                                         --------------------------------------
                                                      (Registrant)

Date:  February 21, 2006                 By:  /S/ DAN HAMILTON
       -------------------------             ----------------------------------
                                             Name:   Dan Hamilton
                                             Title:  Chief Financial Officer